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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Section 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 28, 2004

JSG FUNDING PLC

(formerly known as MDP Acquisitions plc)
(Translation of registrant's name into English)

Beech Hill
Clonskeagh
Dublin 4
Ireland
Telephone: +353 (1) 202-7000
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐          No  ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

JSG Funding plc

Quarterly Information Package

Quarter Ended March 31, 2004

JSG Funding plc

Summary Group Profit and Loss Account

	3 months to March 31 2004	3 months to March 31 2003
	€000 Unaudited	€000 Unaudited
Turnover	1,199,935	1,178,330
Cost of sales	870,172	856,898

Gross profit	329,763	321,432
Net operating expenses	261,940	235,423
Reorganization and restructuring costs	—	5,346

Operating profit subsidiaries	67,823	80,663
Share of associates' operating profit	2,669	1,982

Total operating profit	70,492	82,645

Group net interest	(69,802)	(73,677)
Share of associates' net interest	(103)	(244)

Total net interest	(69,905)	(73,921)

Other financial expense	(4,033)	(3,220)

(Loss)/profit before taxation	(3,446)	5,504
Taxation
Group	19,787	24,072
Share of associates	(99)	83

	19,688	24,155

(Loss) after taxation	(23,134)	(18,651)
Equity minority interests	3,712	5,666

Net (loss)	€(26,846)	€(24,317)

JSG Funding plc

Summary Group Balance Sheet

	March 31 2004	March 31 2003
	€000 Unaudited	€000 Unaudited
Assets Employed
Fixed Assets
Intangible assets	1,430,411	1,793,132
Tangible assets	2,422,496	2,196,613
Amounts due by fellow subsidiaries (newcos)	266,626	238,516
Amounts due by Jefferson Smurfit Group Ltd.	3,448	3,579
Financial assets	83,092	141,982

	4,206,073	4,373,822

Current Assets
Stocks	470,397	497,660
Debtors	969,970	1,084,596
Amounts due by fellow subsidiaries (newcos)	356	8,713
Cash at bank and in hand	161,430	150,330

	1,602,153	1,741,299
Creditors (amounts falling due within one year)	1,211,176	1,283,925

Net current assets	390,977	457,374

Total assets less current liabilities	€4,597,050	€4,831,196

Financed by
Creditors (amounts falling due after more than one year)	3,020,137	3,139,583
Government grants	14,768	11,445
Provisions for liabilities and charges	225,523	243,808
Pension liabilities (net of deferred tax)	360,403	458,997

	3,620,831	3,853,833

Capital and Reserves
Called up share capital	40	40
Other reserves	916,526	891,793
Profit and loss account	(59,130)	(31,748)

Group shareholders' funds (equity interests)	857,436	860,085
Minority interests (equity interests)	118,783	117,278

	976,219	977,363

	€4,597,050	€4,831,196

JSG Funding plc

Statement of Total Recognized Gains and Losses

	3 months to March 31 2004	3 months to March 31 2003
	€000 Unaudited	€000 Unaudited
(Loss)/profit for the period
—Group	(28,766)	(25,767)
—Associates	1,920	1,450

	(26,846)	(24,317)

Translation adjustments on foreign currency net investments
—Group	(14,254)	19,995

Actuarial gain/(loss) recognized in retirement benefits schemes	3,180	(13,692)

Total recognized gains and losses relating to the period
—Group	(39,840)	(19,464)
—Associates	1,920	1,450

	€(37,920)	€(18,014)

Reconciliation of Movements in Shareholders' Funds

	3 months to March 31 2004	3 months to March 31 2003
	€000 Unaudited	€000 Unaudited
At beginning of year	895,356	878,099
(Loss) for the period	(26,846)	(24,317)
Actuarial gain/(loss) recognized in retirement benefit schemes	3,180	(13,692)
Translation adjustments on foreign currency net investments	(14,254)	19,995

At end of period	€857,436	€860,085

JSG Funding plc

Segmental Analyses

	3 months to March 31 2004	3 months to March 31 2003
	€000	€000
Sales—third party
Packaging	785,253	655,031
Specialities	250,687	257,421

Europe	1,035,940	912,452
United States and Canada	—	104,355
Latin America	163,995	161,523

	€1,199,935	€1,178,330

Associates' third party sales	€36,919	€56,924

Share of associates' third party sales	€14,177	€23,008

(Loss)/Profit before taxation

	3 months to March 31 2004	3 months to March 31 2003
	€000	€000
Packaging	35,161	56,328
Specialities	19,535	17,719
Associates	1,893	2,282

Europe	56,589	76,329

Packaging	—	7,775

United States and Canada	—	7,775

Packaging	28,447	17,172
Associates	776	(300)

Latin America	29,223	16,872

Unallocated central costs	(7,607)	(6,594)

Profit before unallocated goodwill, interest, exceptional items and taxation	78,205	94,382
Unallocated goodwill amortization	(11,746)	(9,611)
Group net interest	(69,802)	(73,677)
Share of associates' net interest	(103)	(244)

(Loss)/profit before exceptional items	(3,446)	10,850
Reorganization and restructuring costs	—	(5,346)

(Loss)/profit before taxation	€(3,446)	€5,504

1.     Basis Of Presentation

        On July 5, 2002, JSG Acquisitions, a wholly-owned subsidiary of JSG Funding plc (JSG Funding), commenced a public tender offer (the offer) for all of the issued and to be issued share capital of Jefferson Smurfit Group plc (JSG). On September 3, 2002, JSG Acquisitions declared the offer unconditional in all respects. JSG Acquisitions subsequently acquired all of the ordinary shares of JSG, completing the acquisition in October 2002.

        At the time the offer was declared unconditional, JSG distributed to its shareholders by way of a share capital reduction its 29.3% interest in Smurfit-Stone Container Corporation ("SSCC"). We refer to that distribution as the "spin-off". In connection with the acquisition, certain non-operating assets and non-core operating assets of JSG were transferred to newly formed, wholly owned subsidiaries of Jefferson Smurfit Group Ltd (JSL), which we collectively refer to as the "newcos", in exchange for intercompany notes. On October 2, 2002, the newcos borrowed €125 million under a bank credit facility, which was non-recourse to JSG Funding. The newcos then loaned the proceeds to JSL, and JSL used them to make a capital contribution to JSG Funding. JSG Funding in turn made a capital contribution to JSG Acquisitions. The newcos facility was repaid in full prior to December 31, 2003.

        The funding required to purchase all of the outstanding equity interests of JSG, to refinance certain existing indebtedness of JSG and to pay related fees and expenses was approximately €3,510 million. These cash costs were financed as follows:

  •
  approximately €857 million of cash equity contributed by JSL, which we refer to as the "equity contribution." The equity contribution was comprised of the following:

  •
  the investment by Madison Dearborn Partners LLC and its affiliates, certain other co-investors and certain members of management in ordinary shares of JSL and related capital contributions of approximately €732 million in cash, and

  •
  a capital contribution by JSL of €125 million in cash, which funds were provided by the newcos to JSL in the form of an intercompany loan;

  •
  proceeds from the issuance and sale of 250,000 units, which we refer to as the "units", consisting of €100 million and $150 million aggregate principal amount of 15 1/2% subordinated notes due 2013, which we refer to as the "PIK notes", and warrants to purchase JSL's ordinary shares;

  •
  proceeds from the issuance and sale of senior notes due 2012; and

  •
  borrowing by JSG Acquisitions under a new senior credit facility.

        In addition, approximately €637 million of existing borrowing of JSG was left outstanding. This amount was comprised of amounts outstanding under our 6.75% notes due 2005 and 7.50% debentures due 2025, certain local bank borrowing, capital lease obligations, funded debt in Latin America and bank overdrafts.

        On March 31, 2003 the Group completed the acquisition of SSCC's European packaging assets. In this transaction which we refer to as the "SSCC Asset Swap", JSG Funding exchanged its 50% ownership in Smurfit MBI, Canada and approximately €185 million in cash for SSCC's European assets. The cash consideration was financed by US$205 million of 9 5/8% senior notes due 2012 issued in February 2003.

        The following name changes took place in June 2003:

Former Name	Current Name
MDCP Acquisitions Ltd	Jefferson Smurfit Group Ltd (JSL)
MDP Acquisitions plc	JSG Funding plc (JSG Funding)
MDCP Acquisitions I	JSG Acquisitions (JSG Acquisitions)
Jefferson Smurfit Group Ltd	Smurfit Packaging Corporation Ltd (JSG)

        JSG Funding's consolidated financial statements as of and for the quarter ended March 31, 2004 are unaudited but include all adjustments (consisting only of normal recurring adjustments) that management considers necessary for a fair presentation of such financial statements. The financial statements of JSG Funding have been prepared in accordance with generally accepted accounting principles in Ireland (Irish GAAP). The financial statements do not constitute full accounts as defined by the Companies (Amendment) Act 1986. Full accounts for JSL for the year ended December 31, 2003 will be filed with the Irish Registrar of Companies in due course.

        Irish GAAP differs in certain significant respects from US GAAP. A detailed discussion of those differences from an historical perspective is included in note 37 to JSG Funding's audited consolidated financial statements for the year ended December 31, 2003, which have been filed with the US Securities and Exchange Commission (SEC). In addition, for financial reporting purposes, JSG Funding's financial statements would reflect the consolidation of the newcos thereby reducing shareholders' equity under US GAAP. Neither JSG Funding nor any of its subsidiaries had any repayment obligations relating to the €125 million newcos facility. The newcos facility was repaid in full prior to December 31, 2003.

        The financial statements include the effect of the SSCC Asset Swap from March 31, 2003 and the acquisition of Papelera Navarra in June 2003.

        Operating results for the first quarter of 2004 are not necessarily indicative of the results that may be expected in future periods.

2.     Summary Of Accounting Policies

        These financial statements should be read in conjunction with JSG Funding's consolidated financial statements for the year ended December 31, 2003 included in Form 20-F filed with the SEC. Also refer to Critical Accounting Policies contained elsewhere within this document.

Turnover and revenue recognition

        Turnover (net sales) consists of sales to third parties after trade discounts and excludes sales taxes. Revenue is recognized at the time products are delivered or services rendered to external customers.

Use of estimates

        The preparation of financial statements in conformity with Irish GAAP and Irish law requires the directors to select appropriate accounting policies, to apply them consistently and to make judgements and estimates that are reasonable and prudent. These estimates and judgements affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

3.     Employee Pension Plans—Defined Benefit Cost

        The table below sets out the components of the defined benefit pension expense for the the period:

	3 months to March 31 2004	3 months to March 31 2003
	€000	€000
Current service cost	9,562	9,377
Past service cost	—	272

	9,562	9,649

Expected return on pension scheme assets	(10,212)	(11,472)
Interest cost on pension scheme liabilities	14,245	14,692

Other financial expense	4,033	3,220

Defined benefit pension expense	€13,595	€12,869

        The disclosures above reflect the disclosure requirements of FRS 17—Retirement Benefits. Included in cost of sales and net operating expense is a total defined benefit pension expense of €9,562,000 (2003: €9,649,000). Other financial expense shown above is separately identified in the profit and loss account. A similar analysis is not provided in the segmental analysis as the main Group schemes are operated on a statutory basis that would not enable business segments within the Group to identify their share of the total defined benefit cost.

4.     Analysis of Net Debt

	March 31 2004	March 31 2003
	€000	€000
Senior credit facility:
Revolving credit facility (1)—interest at relevant interbank rate + 2.25%	—	—
Tranche A Term loan (2a)—interest at relevant interbank rate + 2.25%	512,683	576,705
Tranche B Term loan (2b)—interest at relevant interbank rate + 2.75%	469,178	469,178
Tranche C Term loan (2c)—interest at relevant interbank rate + 3.25%	469,178	469,178
Yankee bonds (including accrued interest) (3)	422,288	423,503
Bank loans and overdrafts (net of cash)	(45,760)	6,288

Total subsidiary debt	1,827,567	1,944,852
2012 Bonds (including accrued interest) (4)	989,663	1,041,139

Total senior debt	2,817,230	2,985,991
PIK units (including accrued interest) (5)	273,270	249,179

Net Debt	3,090,500	3,235,170
Leases	27,542	30,441

Net Debt incl. Leases	€3,118,042	€3,265,611

(1)
Revolving credit facility of €425 million (available under the senior credit facility) to be repaid in full in 2009

(2a)
Term Loan A due to be repaid in certain installments up to 2009

(2b)
Term Loan B due to be repaid in full in 2010

(2c)
Term Loan C due to be repaid in full in 2011

(3)
6.75% senior notes due 2005 of $234 million and 7.50% senior debentures due 2025 of $292.3 million

(4)
10.125% senior notes due 2012 of €350 million and 9.625% senior notes due 2012 of $750 million

(5)
100,000 € units and 150,000 US$units of 15.5% subordinated notes due 2013.

        In the second quarter of 2003 JSG Funding offered to exchange all of the existing Senior Notes due 2012 and Subordinated Notes due 2013 for new notes. The new notes are substantially identical securities to the existing notes but are registered under the US Securities Act of 1933. The existing notes were not so registered. The majority of the note holders accepted these offers. The following table summarizes the outstanding aggregate principal amounts by currency on each class of notes.

000's
New 10 1/8% Senior Notes due 2012	€349,494
Existing 10 1/8% Senior Notes due 2012	€506
New 9 5/8% Senior Notes due 2012	$750,000
Existing 9 5/8% Senior Notes due 2012	—
New USD 15 1/2% Subordinated Notes due 2013	$168,663
Existing USD 15 1/2% Subordinated Notes due 2013	$12,665
New EUR 15 1/2% Subordinated Notes due 2013	€120,886
Existing EUR 15 1/2% Subordinated Notes due 2013	—

        To aid comparability in the analysis of debt above, the Senior Notes and accrued interest are shown under the heading "2012 Bonds (including accrued interest)" and the Subordinated Notes are shown under the heading "PIK units (including accrued interest)".

5.     Stockholders' Equity

        The equity of JSG Funding is mainly represented by cash paid by JSL in respect of the issue of 40,000 ordinary shares of €1 each at par and a capital contribution of €731,960,000.

        After the acquisition of JSG certain members of management subscribed cash for convertible shares of JSL at nominal value. Pursuant to the completion of the exchange offer on February 6, 2004 (see note 6), these shares were exchanged for convertible shares of JSG Packaging Ltd. (JSG Packaging) (the "Unvested Convertible Equity"). Subject to the terms and conditions of the Management Participation Agreement, the Unvested Convertible Equity will, upon vesting, be convertible into ordinary shares of JSG Packaging upon payment in cash of a further amount equal to the fair market value of an ordinary share of JSG Packaging on the date of grant. In the case of the initially allocated Unvested Convertible Equity the additional cash payment is equal to the subscription price plus capital contributions per ordinary share paid by Madison Dearborn Partners LLC and affiliates prior to the offer becoming or being declared unconditional, less the nominal subscription price previously paid by the holder. The ordinary shares into which Unvested Convertible Equity can, subject to vesting, be converted will represent a maximum of approximately 10 per cent. of JSG Packaging's outstanding ordinary shares.

        Pursuant to the terms of the Management Participation Agreement, the Unvested Convertible Equity will vest as follows:

  •
  Time vesting.    40 per cent. of the Unvested Convertible Equity will vest in three equal tranches as of December 31 in each of 2005, 2006 and 2007, provided that the holder remains actively employed by JSG Packaging or any of its subsidiaries on the relevant date.

  •
  Performance vesting.    40 per cent. of the Unvested Convertible Equity will vest in one, two or three tranches as of December 31 in each of 2005, 2006 and 2007, provided that the holder remains actively employed by JSG Packaging as of such date, subject to the attainment as of each such date of specified performance criteria, which criteria will be cumulative, such that attainment of criteria with respect to any of the foregoing dates will trigger vesting in respect of all previous such dates. The performance criteria will be based on the achievement of a valuation of JSG Packaging measured by notional return on investment achieved by MDP from the date of its investments in JSL, calculated by reference to the price paid for JSL and expressed as a compounded percentage rate per annum.

  •
  Time/performance vesting.    20 per cent. of the Unvested Convertible Equity will vest on December 31, 2007 if return on investment of 30 per cent. or more is achieved up to such date, provided the holder remains actively employed by JSG Packaging or any of its subsidiaries on the relevant date.

  •
  Early vesting.    The board of directors of JSG Packaging will have discretion as to early vesting in certain circumstances.

        The Unvested Convertible Equity will vest immediately upon the closing of an initial public offering of JSG Packaging's equity. However, the convertible shares are subject to certain contractual restrictions on transfer following their acquisition upon exercise of the underlying convertible equity. At March 31, 2004, JSG Packaging had issued 8,341,730 convertible shares.

6.     New Corporate Structure

        On February 6, 2004 JSG Packaging completed an exchange offer for the existing shares of JSL for an identical number of newly issued shares of JSG Packaging having substantially identical rights, privileges, terms and conditions. Upon completion of the exchange, JSG Packaging contributed its shares of JSL to JSG Holdings plc (JSG Holdings) in exchange for newly issued shares of JSG Holdings. JSG Holdings is a public limited company newly incorporated in Ireland. As a result, JSG Holdings became a subsidiary of JSG Packaging and the holder of all of the outstanding capital stock of JSL. All outstanding warrants to purchase ordinary shares of JSL were converted, without any action of the holders thereof, into the right to purchase ordinary shares of JSG Packaging in accordance with the terms of those instruments.

Management's Discussion And Analysis Of Financial Condition And Results Of Operations.

Overview

        This report covers the results of JSG Funding plc (JSG Funding), formerly known as MDP Acquisitions plc, the indirect owner of Smurfit Packaging Corporation Ltd., together with its subsidiaries, comprising primarily the continuing operations of JSG. These entities, which exclude the newcos, are collectively referred to as "Group". Comparability of the first quarter operating results between 2004 and 2003 is impacted by the SSCC Asset Swap in March 2003, the acquisition of Papelera Navarra in June 2003 and the closure of our Lestrem mill in the final quarter of 2003.

        Management's discussion and analysis of financial condition and results of operations (MD&A) should be read in conjunction with the December 31, 2003 consolidated financial statements and notes thereto along with the MD&A included in the Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed separately with the SEC.

        The company and certain affiliates changed their names in June 2003, details of these changes are included under note 1 to the financial statements—basis of preparation.

General

        The principal factor affecting the demand for our products, both globally and regionally, is the general level of economic growth and activity. Since the markets for paper-based packaging products in the developed world are generally mature, there is a close correlation between economic growth and demand for packaging products such as corrugated containers and their component materials, including containerboard. Accordingly, demand is adversely affected by an economic slowdown.

        Historically, the market for containerboard has been highly cyclical. This cyclicality arises, in part, from the capital intensity of facilities such as paper mills, which generally result in continued production as long as prices are sufficient to cover marginal costs, the long lead time between the planning and commissioning of a new mill, the commodity-like nature of containerboard and substantial price competition. Consequently, the industry has from time to time experienced intermittent periods of substantial overcapacity.

        The paperboard and paper-based packaging products industries are highly competitive, and no single company is dominant. The industry is comprised of large, vertically integrated paperboard and packaging products companies and numerous smaller companies. The industry is particularly sensitive to price fluctuations as well as other factors.

        Pressure from rising wastepaper costs in the first quarter of 2003 led to the announcement of selling price increases for recycled containerboard. However, these price increases were eroded in the second and third quarters as waste prices went into decline again and demand conditions remained poor. Although old corrugated container (OCC) prices were generally lower in the second half of 2003 than in the first half, escalating costs in areas such as energy led to the announcement of a second price increase of €40 per tonne in September. Again, weak market conditions led to its deferral until October when an average of €20 per tonne was successfully implemented. Further price increases amounting to €40 per tonne were successfully implemented in the first quarter of 2004.

        Kraftliner prices were adversely affected by the decline in recycled containerboard prices and decreased in 2003 also through a combination of discounting and formal price reductions. A further decrease of €15 per tonne occurred in the first quarter of 2004. We have, however, announced a price increase of €50 per tonne (from April 1), reflecting rising input costs, which is currently being implemented.

Results of operations

First quarter 2004 compared to first quarter 2003

        Net sales from continuing operations at €1,200 million for the first quarter of 2004 were 1.8% higher than in 2003. European sales increased by 13.5% over the same period last year, due to the inclusion of the former SSCC operations and Papelera Navarra. Excluding the effect of acquisitions, disposals and currency movements, sales decreased by 3.3% reflecting very difficult market conditions in Europe. In Latin America, an increase of 9.7% in sales in US dollars converted to a 1.5% increase in euro terms, due to the substantially weaker US currency in 2004.

        In Europe, excluding the effect of acquisitions, both recycled containerboard and kraftliner volumes increased on the equivalent period last year. However, the increase in kraftliner was more a reflection of a difficult first quarter in 2003 for our Facture mill rather than a buoyant market. On average, kraftliner pricing was €73 per tonne lower than the same period last year. We have, however, announced an April 1 price increase of €50 per tonne reflecting rising input costs. This increase is currently being implemented. Recycled paper price increases were secured in the quarter but were still an average of €17 per tonne below last year. European corrugated volumes also increased year on year, excluding the effect of acquisitions, due principally to gains in market share and customer penetration. Pricing does not yet reflect the paper price increases implemented in the first quarter. A price increase for corrugated is being sought in quarter two to recover margin eroded as a result of paper price and other cost increases.

        Latin America had a strong first quarter, with both overall volumes and pricing increased over last year. Our earnings for the quarter reflect the effect of these increases. However, a weaker US dollar in the first quarter of 2004 means these gains are diminished when translated into euro.

Income before interest and taxes

        Gross profit in the first quarter of 2004 was €329.8 million, 2.6% higher than in 2003. Cost of sales decreased as a proportion of turnover, representing 72.5% compared to 72.7% in 2003. Net operating expenses were higher in 2004 and represented a higher proportion of turnover at almost 22% compared to 20% in the first quarter of 2003.

        Profit before goodwill amortization, interest, exceptional items and taxation of €78.2 million was 17.1% lower than in 2003 reflecting margin erosion as a result of difficult trading conditions in Europe. Profit from our European operations at €56.6 million was €19.7 million down on 2003, despite the presence of the former European operations of SSCC and Papelera Navarra. Profit from our Latin American operations at €29.2 million was significantly higher than in 2003 reflecting a strong performance across the region, especially in Venezuela and Mexico. However, the result for Venezuela in 2003 was impacted by the national strike in the first six weeks. The underlying increase for the region was greater in US dollars, taking into account the weakening of the US currency in the intervening period.

Interest expense and taxes

        Group net interest in the first quarter of 2004 at €69.8 million was 5.3% lower than in 2003, despite the additional debt in respect of the Asset Swap. The quarter-on-quarter decrease reflected the benefit of generally lower interest rates in respect of our non-fixed rate debt. Our share of associates' interest was modest as a result of the reducing scale of our associates.

        Other financial expense represents the difference between the expected return on pension scheme assets and the interest cost of pension scheme liabilities and is disclosed in accordance with FRS 17—"Retirement Benefits". The charge of €4.0 million for the first quarter in 2004 was 25% higher than 2003, reflecting the decrease in funded plans following the Asset Swap.

        The result before taxation, including associates, was a loss of over €3 million in the first quarter of 2004 compared to a profit of approximately €6 million in 2003. The accounting tax charge for the quarter amounted to €20 million compared to €24 million in 2003. Under the current Group structure, we continue to face high tax charges where our profits are modest because of the presence of unrelieved losses and of items not allowable for tax (such as goodwill amortization) and the fact that not all of the Group interest charge is tax deductible.

JSG Funding plc

Liquidity And Capital Resources

        Summary cash flows for the first quarter are set out in the following table:

	3 months to March 31 2004	3 months to March 31 2003
	€ Million Unaudited	€ Million Unaudited
(Loss)/profit before tax—subsidiaries	(6)	4
Depreciation and depletion	66	63
Goodwill amortization	12	10
Non cash interest expense	15	14
Working capital change	(13)	(23)
Capital expenditure	(39)	(32)
Change in capital creditors	(7)	(8)
Sales of fixed assets	4	1
Tax paid	(19)	(17)
Other	—	(1)

Free cash flow	13	11
Investments	(1)	(88)
Sale of businesses and investments	—	7
Dividends paid to minorities	(1)	(4)
Transfer of cash from/(to) the affiliates	11	(4)
Deferred debt issue costs	—	(8)
Transaction fees	(1)	(12)

Net cash inflow/(outflow)	21	(98)
Net cash/(debt) acquired/disposed	—	41
SSCC intercompany debt repaid	—	(97)
Non-cash interest accrued	(10)	(10)
Currency translation adjustments	(28)	41

(Increase) in net borrowing	(17)	(123)

First Quarter 2004 Compared to first quarter 2003

        Despite a loss before taxation of €3.5 million compared to a profit of €5.5 million, free cash flow for the first quarter of 2004 was €13 million compared to €11 million in 2003. This comprised of total operating inflows of €91 million and outflows of €78 million. A lower seasonal working capital outflow was largely offset by increased capital expenditure and tax payments.

        Total depreciation and amortization was higher than in 2003, partly because of the acquisition of the former SSCC operations in Europe and also because of adjustments to fixed assets effected at the end of 2003 arising from the fair value exercises for both the JSG acquisition and the SSCC Asset Swap. Capital expenditure at €39 million for the first quarter represented almost 59% of depreciation. Our target for the year as a whole, is to have capital expenditure at a level of approximately 80% of depreciation. Working capital increased by €13 million in the first quarter with higher debtors due to higher activity levels towards the end of the quarter partly offset by higher creditors.

        Working capital at March 2004 represented less than 10% of annualized net sales, compared to 10.7% at March 2003.

        Financing and investment outflows in the first quarter of 2004 were modest with the main item being the recovery of approximately €11 million in surplus funds from the newcos. In March 2003 we completed the SSCC Asset Swap, exchanging our 50% ownership of Smurfit MBI together with €185 million in cash for the SSCC European packaging operations. Of the €185 million, €88 million was reported under the purchase of subsidiaries and investments and represents the amount paid for equity while €97 million is shown within the movements in net borrowings being the repayment of inter-company debt to SSCC.

        With a net surplus in 2004 from financing and investment activity, the overall result was a cash flow surplus of €21 million compared to a deficit of €98 million in 2003. The surplus for the quarter was offset, however, by the add-back of non-cash interest and by adverse currency translation adjustments, giving a net increase in net borrowing of approximately €17 million. In 2003, net borrowing increased by €123 million with the deficit for the quarter, the repayment of SSCC inter-company debt and the non-cash interest partly offset by net disposals of €41 million (primarily in relation to the asset swap) and currency adjustments.

        Reflecting a weakening of the euro since last year end, primarily against the US dollar, the value of our non-euro debt increased in the first quarter of 2004 giving rise to a negative currency adjustment of €28 million on net borrowing. By contrast, the euro strengthened relative to the US dollar in the first quarter of 2003 giving rise to a currency gain of €41 million. Net borrowings amounted to €3,118 million (including finance leases of €28 million) at March 2004 compared to €3,266 million at March 2003 (including finance leases of €30 million).

        Group's primary sources of liquidity are cash flow from operations and borrowings under the revolving credit facility. Group's primary uses of cash are for debt service and capital expenditures. We expect to be able to fund our debt service and capital expenditures from these sources.

        At March 31, 2004 JSG Funding had outstanding €350 million 10 1/8% senior notes due 2012 and $750 million 9 5/8% senior notes due 2012. On February 14, 2003 JSG Funding increased its 9 5/8% senior notes issue due 2012 from $545 to $750 by issuing $205 million at a price of 102%. The proceeds of this issue were used to fund the SSCC Asset Swap. In addition at March 31, 2004 JSG Funding had outstanding $181 million and €121 million subordinated notes due 2013 each with a coupon of 15.5%. JSG Acquisitions and certain subsidiaries are party to the senior credit facility which provides for three term loans in an aggregate amount of €1.7 billion and a revolving credit facility with up to €425 million in availability. The following table provides the range of interest rates as of March 31, 2004 for each of the drawings under the term loans and the revolving credit facility.

Borrowing arrangement	Currency	Interest Rate
Term Loan A	EUR	4.2863%–4.3963%
	USD	3.34%–3.38375%
	GBP	6.1251%–6.3916%
Term Loan B	EUR	4.8025%–4.92%
	USD	3.9%
Term Loan C	EUR	5.3025%—5.42%
	USD	4.4%

        Borrowing under the revolving credit facility is available to fund the Group's working capital requirements, capital expenditures and other general corporate purposes. As of March 31, 2004, no amounts were drawn under the revolving credit facility under which €425 million was available. Term Loan A must be repaid by installments from December 2003 through September 2009. On March 15, 2004 €15.6 million was repaid covering the second installment due on term loan A. Term Loan B must be repaid in September 2010. Term Loan C must be repaid in September 2011. The revolving credit facility will terminate in September 2009. In April 2004, in accordance with the terms of the senior credit facility, repayments of € 62.8 million were made on the Bank Term Loans.

        The instruments governing our indebtedness, including the senior credit facility and the indentures governing the senior and subordinated notes, contain financial and other covenants that restrict, among other things, the ability of JSG Funding and its subsidiaries to:

  —
  incur additional indebtedness and issue preference shares

  —
  pay dividends or make certain other restricted payments

  —
  consummate certain asset sales

  —
  incur liens

  —
  enter into certain transactions with affiliates, or

  —
  merge or consolidate with any other person or sell or otherwise dispose of all or substantially all of the assets of the Group.

        These limitations, together with the highly leveraged nature of JSG Funding, could limit corporate and operating activities.

        JSG Funding believes that cash generated from operations will be adequate to meet its anticipated debt service requirements, capital expenditures and working capital needs for the next 12 months, and that cash generated from operations and amounts available under the revolving credit facility will be adequate to meet its anticipated debt service requirements, capital expenditures and working capital needs for the foreseeable future. There can be no assurance, however, that JSG Funding's business will generate sufficient cash flow from operations or that future borrowings will be available under the senior credit facility or otherwise to enable it to service its indebtedness, including the senior credit facility, the senior and subordinated notes, to retire or redeem the notes or to make anticipated capital expenditures. JSG Funding's future operating performance and its ability to service or refinance the notes and to service, extend or refinance the senior credit facility will be subject to future economic conditions and to financial, business and other factors, many of which are beyond our control.

Critical Accounting Policies and Estimates

        Certain accounting issues require management estimates and judgements for the preparation of financial statements. Our most significant policies requiring the use of estimates and judgements are listed below.

Long lived assets and goodwill

        We conduct impairment reviews of long-lived assets and goodwill in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" and SFAS No. 142, respectively. Such reviews require us to make estimates of future cash flows and fair values. We have performed the required reviews in 2003 and no impairment charges were recognized. Our cash flow projections include significant assumptions about economic conditions, demand and pricing for our products and costs. Our estimates of fair value are determined using a variety of valuation techniques, including pricing of recent industry acquisitions. While significant judgment is required, we believe that our estimates of future cash flows and fair values are reasonable. However, should our assumptions change in future years, our fair value models could indicate lower fair values for long-lived assets and goodwill. This could result in material impairment provisions affecting the carrying value of property, plant and equipment, goodwill and results of operations.

Allowance for doubtful accounts

        We evaluate the collectibility of our accounts receivable on a case-by-case basis, and make adjustments to the bad debt reserve for expected losses. We consider such things as ability to pay, bankruptcy, credit ratings and payment history. For all other accounts, we estimate reserves for bad debts based on historical experience and past due status of the accounts. Our bad debt write-offs in 2003 and 2002 were €10 million and €11 million, respectively.

Legal and environmental contingencies

        Accruals for legal and environmental matters are recorded when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. Such liabilities are developed based on currently available information and require judgments as to probable outcomes. Assumptions are based on historical experience and recommendations of legal counsel. Environmental estimates include assumptions and judgments about particular sites, remediation alternatives and environmental regulations. We believe our accruals are adequate. However, due to uncertainties associated with these assumptions and judgments, as well as potential changes to governmental regulations and environmental technologies, actual costs could differ materially from the estimated amounts.

Post retirement benefits

        JSG Funding has adopted FRS 17—"Retirement Benefits." FRS 17 applies to all types of benefits that an employer provides after employees have completed their service, including pensions and other post retirement benefits. The cost of the expected increase in the present value of scheme liabilities arising from employee service in the current or prior periods, together with the difference between the increase in the present value of scheme liabilities arising from a closer benefit settlement date and the expected returns on the schemes assets at the start of the period, is recognized in the income statement. Differences between the expected and the actual return on plan assets, together with the effect of changes in the current or prior assumptions underlying the liabilities are recognized in the statement of recognized gains and losses. Scheme assets are valued at fair value and scheme liabilities are measured using the projected unit method. Net scheme assets and liabilities, reduced by deferred tax amounts, are recorded on the balance sheet as a pension surplus or deficit as appropriate.

        There are several assumptions that impact the actuarial calculation of pension obligations and, in turn, net periodic pension expense in accordance with Statement No.87. These assumptions require various degrees of judgement. The most significant assumptions are (1) the expected return on plan assets and (2) the discount rate. Changes in these assumptions can have a material impact on pension obligations and pension expense. For example, holding all other assumptions constant, a one percentage point decrease in our estimated discount rate would increase the estimated 2004 pension expense by approximately €11 million. A one percentage point increase in the estimated discount rate would decrease the estimated pension expense for 2004 by approximately €10 million. Similarly, holding other assumptions constant, a one percentage point decrease in JSL's estimated long-term rate of return on plan assets would increase the pension expense for the year ended December 31, 2004 by approximately €6 million. A one percentage point increase in the estimated long-term rate of return would decrease pension expense by approximately €6 million for the same period.

Income tax matters

        Deferred tax assets and liabilities reflect our assessment of future taxes to be paid in the jurisdictions in which we operate. These assessments involve temporary differences resulting from differing treatment of items for tax and accounting purposes, as well as estimates of our current tax exposures. Based on our evaluation of our tax positions, we believe we are adequately reserved for these matters at December 31, 2003.

        At December 31, 2003, we had net operating loss carryforwards of €210 million which are available indefinitely. These loss carryforwards have a tax value of €65 million. Valuation allowances of €50 million have been established for a portion of these deferred tax assets. The realization of these deferred tax assets is dependent on future taxable income. Based upon recent levels of taxable income, we expect that our deferred tax assets, net of valuation allowances, will be fully utilized. We frequently face challenges from domestic and foreign tax authorities regarding the amount of taxes due. These challenges include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. To the extent we prevail in matters for which accruals have been established or are required to pay amounts in excess of our reserves, our effective tax rate in a given financial statement period may be materially impacted. While the ultimate results cannot be predicted with certainty, we believe that the conclusion of any such challenge will not have a material adverse effect on our consolidated financial condition or results of operations.

Prospective Accounting Standards

        In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46, "Consolidation of Variable Interest Entities—an interpretation of ARB 51" (FIN 46). FIN 46 addresses when a group should include in its financial statements the assets, liabilities and activities of a variable interest entity. It defines variable interest entities as those entities with a business purpose that either do not have equity investors with voting rights in proportion to such investors' equity, or have investors that do not provide financial resources in proportion to such investors' equity for the entity to support its activities and have equity investors that lack a controlling financial interest. FIN 46 also requires disclosures about variable interest entities that a group is not required to consolidate, but in which it has a significant variable interest. FIN 46 consolidation requirements applied immediately to variable interest entities created or obtained after January 31, 2003, but this had no impact on the Group's 2003 financial statements. A modification to FIN 46 (FIN 46R) was released on December 17, 2003. FIN 46R delayed the effective date for variable interest entities created before February 1, 2003, with the exception of special-purpose entities, until the first fiscal year or interim period after December 15, 2003. As of January 1, 2004, the Group adopted FIN 46R. The Group performed a review to identify any variable interest entities on the adoption of FIN 46R. The adoption of FIN 46R did not have a material effect on the Group's Summary Consolidated Financial Statements.

Research And Development

        We are committed to continuous innovation in our products and processes in order to reduce costs, improve operating efficiencies and increase profitability. Innovation is also an important factor in meeting our customers' needs. To meet this commitment, we have a major research and innovation center in Bordeaux, France. The research and development activities embrace all aspects of our business from the consumption of both recycled and virgin fibers by our mills and the manufacture of paper and paperboard to the conversion of paperboard into paper-based packaging products. In both 2003 and 2002, the Group's research and development costs were approximately €5 million.

Off-Balance Sheet Arrangements

        JSG has not used special purpose vehicles or similar financing arrangements on a historical basis. In addition, JSG has not had off balance sheet arrangements with any of our affiliates. However, in connection with the acquisition of JSG, certain non-operating assets and non-core operating assets were transferred to the newcos (wholly owned subsidiaries of JSL) in exchange for intercompany notes. On October 2, 2002, the newcos borrowed €125 million under a bank credit facility, which was non-recourse to JSG Funding. The newcos then loaned the proceeds to JSL, and JSL used them to make a capital contribution to JSG Funding. JSG Funding in turn made a capital contribution to JSG Acquisitions. JSG Funding's debt and shareholders' equity under US GAAP would reflect the consolidation of the newcos with JSG Funding for financial reporting purposes.The newcos facility was repaid in full prior to December 31, 2003. The Group does not have off balance sheet arrangements with any of its other affiliates.

Impact Of Inflation

        We do not believe that inflation has had a material impact on our financial position or results of operations during the past three years.

Market Risk And Risk Management Policies

        The Group is exposed to the impact of interest rate changes and foreign currency fluctuations due to its investing and funding activities and its operations in different foreign currencies. Interest rate risk exposure is managed by achieving an appropriate balance of fixed and variable rate funding. At March 31, 2004, the proportion of the Group's total borrowing that was at fixed interest rate was 70%.

        The Group manages its balance sheet having regard to the currency exposures arising from its assets being denominated in a wide range of currencies. To this end, where foreign currency assets are funded by borrowing, such borrowing is generally sourced in the currency of the related assets. Currency exposure is also hedged through the use of currency swaps, options and forward contracts.

        Our fixed rate debt comprises mainly of senior notes totaling €999 million equivalent and PIK subordinated notes totaling €273 million equivalent. In the fourth quarter of 2002, we entered into 3 year interest rate swaps with a notional amount totaling €1,000 million bringing the proportion of our total borrowing which is at fixed interest rates at the end of March 2004 to approximately 70%. In June 2003 and February 2004, €400 million and €300 million respectively of the 3 year swaps were extended for a further 2 years.

        Our earnings are affected by changes in short-term interest rates as a result of our floating rate borrowing. If LIBOR interest rates for such borrowing increased by one percent, our interest expense would increase, and income before taxes would decrease, by approximately €10 million. In the event of a change in interest rates, management could take actions to further mitigate its exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, our sensitivity analysis assumes no changes in our financial structure.

        We are exposed to the impact of foreign currency fluctuations due to our assets and operations being denominated in a range of foreign currencies, the most important being the US$ arising from our Latin American operations. This exposure is managed using a combination of foreign currency borrowing, currency swaps, options and forward contracts.

Cautionary Note Regarding Forward-Looking Statements

        This report includes forward-looking statements. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "anticipates", "expects", "intends", "may", "will" or "should" or, in each case, their negative, or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth strategies and the industry in which we operate.

        By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from those made in, or suggested by, the forward-looking statements contained in this report. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate are consistent with the forward-looking statements contained in this report, those results or developments may not be indicative of results or developments in subsequent periods. Important factors that could cause those differences include, but are not limited to:

  •
  our substantial leverage and our ability to meet our debt service obligations;

  •
  our ability to generate growth or profitable growth;

  •
  the availability and price of raw materials;

  •
  our ability to integrate our operations and acquisitions successfully;

  •
  our exposure to currency and interest rate fluctuations;

  •
  our ability to implement our business strategy successfully;

  •
  our ability to comply with existing or new environmental regimes in the countries in which we operate;

  •
  our liability for violations, known or unknown, under environmental laws;

  •
  increased competition from other companies in our industry and our ability to retain or increase our market shares;

  •
  our ability to maximize operating and organizational efficiencies; and

  •
  general local and global economic conditions.

        For a more detailed discussion you should also refer to Risk Factors in JSG Funding's Annual Report on Form 20-F for the year ended December 31, 2003 filed with the SEC.

Documents on Display

        We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and file reports, including Annual Reports on Form 20-F, and other information with the SEC. You may read and copy any document we file with the SEC at its public reference rooms at 450 Fifth Street, N.W. Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. In addition, the SEC maintains an Internet site at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC. These filings are also available to the public from commercial document retrieval services. JSG Funding's annual report on Form 20-F, current reports on Form 6-K, the April 2003 registration statement on Form F-4 and all amendments to those reports are made available free of charge through our website (www.smurfit-group.com) as soon as practicable after such material is electronically filed with or furnished to the SEC.

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JSG FUNDING PLC
Date: May 28, 2004	By:	/s/ IAN J. CURLEY Ian J. Curley Director and Chief Financial Officer

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